

A TISSUE REGENERATION COMPANY

March 19, 2015

Kevin Kotler
Broadfin Capital, LLC
300 Park Avenue, 25th Floor
New York, New York 10022

Dear Mr. Kotler:

As a follow up to our discussions regarding the composition of the Board of Directors (the "Board") of Derma Sciences, Inc. (the "Company") and the nomination by Broadfin Capital, LLC ("Broadfin Capital") of a nominee, Samuel E. Navarro, for election to the Board at the 2015 annual meeting of the stockholders of the Company (the "2015 Annual Meeting"). This letter (this "Letter") will confirm our understanding between the Company, Broadfin Capital, Broadfin Healthcare Master Fund, Ltd., Broadfin Healthcare Fund, L.P., Broadfin Healthcare Offshore Fund, Ltd, Broadfin Advisors, LLC and Kevin Kotler (collectively, other than the Company, the "Broadfin Capital Group" and each, individually, a "Member") in response to our discussions.

The Nominating and Corporate Governance Committee of the Board (the "Nominating Committee") (or a duly constituted subcommittee thereof) shall recommend for nomination, and the Board shall nominate (i) its current members, other than C. Richard Stafford, and (ii) Mr. Navarro (or, if applicable, his replacement nominee), for election as directors of the Company at the 2015 Annual Meeting. In addition, as is customary, the Board shall recommend a vote for its director nominees and solicit proxies from the Company's stockholders for the election of its director nominees, including Mr. Navarro (or, if applicable, his replacement nominee) in the same manner as for the other director nominees, at the 2015 Annual Meeting. If Mr. Navarro is for any reason unable to serve as a nominee for election to the Board, or, after election, is for any reason no longer a member of the Board, the Company shall allow Broadfin Capital to designate, for consideration by the Nominating Committee, an individual who qualifies as "independent" under the Nasdaq corporate governance standards and has the relevant business and financial experience to serve as a nominee for election to the Board, or as a member of the Board, as applicable, as a replacement for Mr. Navarro. In the event that the Nominating Committee declines to recommend any candidate designated by Broadfin Capital as a replacement for Mr. Navarro, Broadfin Capital may propose a substitute candidate, subject to the foregoing criteria. This process shall be repeated until the candidate designated by Broadfin Capital is deemed to be acceptable to the Nominating Committee. The Nominating Committee shall make its determination regarding any candidate designated by Broadfin Capital as soon as reasonably practicable and, subject to the foregoing criteria, such determination shall be made in good faith and in accordance with its fiduciary duties. Once the Nominating Committee has determined that any candidate designated by Broadfin Capital is acceptable, the Board shall promptly take the requisite action to nominate such candidate for election as a director, or appointment to the Board, as applicable. The process for replacing nominees and directors described in this paragraph shall be repeated as necessary in order to ensure that any vacant nominee or director position reserved for Mr. Navarro pursuant to this Letter shall be filled by a designee of Broadfin Capital. Notwithstanding anything else contained herein to the contrary, under no circumstances shall any Member of the Broadfin Capital Group have a right to nominate a director if the beneficial share ownership of the Members of the Broadfin Capital Group, and all of its affiliates and the affiliates of each Member, falls below 5% of the then outstanding shares of the Company's common stock.

In addition, immediately following the 2105 Annual Meeting, the Company shall enter into a Consulting Agreement (the "Consulting Agreement") with Jason M. Aryeh for various strategic consulting services in order to increase stockholder value. The Consulting Agreement shall be for a period of no less than six (6) months, provide for monthly compensation to Mr. Aryeh of $5,000 and contain such other customary terms and conditions with respect to confidentiality provisions and termination.

Upon countersignature of this Letter, the Broadfin Capital Group hereby (i) irrevocably withdraws any nominations to the Board made prior to the date hereof; and (ii) irrevocably ceases any proxy solicitation activities, if any, with respect to the Company in connection with the 2015 Annual Meeting. By countersigning this Letter, each Member agrees to cause all shares of common stock of the Company beneficially owned, directly or indirectly, by such Member, as of the record date for the 2015 Annual Meeting and entitled to be voted, to be present for quorum purposes and to be voted, at the 2015 Annual Meeting or at any adjournments or postponements thereof, in favor of the directors nominated by the Board for election at the 2015 Annual Meeting.

It is understood and agreed that in the event of a breach of this Letter by any party that an adequate remedy at law may not be available to the non-breaching party and that the non-breaching party is entitled to equitable relief, including injunctive relief and specific performance of this Letter. Such remedies shall not be deemed to be the exclusive remedies for a breach by any party but shall be in addition to all other remedies available at law or equity to the non-breaching party

This Letter shall be governed by the laws of the State of Delaware, without regard to the principles of the conflicts of laws thereof.

Please confirm your mutual understanding of the foregoing by signing and returning an executed copy of this Letter.

Sincerely,

DERMA SCIENCES, INC.

By: Edward J. Quilty
Its: Chairman and Chief Executive
Officer

Accepted and Acknowledged:

BROADFIN CAPITAL, LLC



By: Kevin Kotler
Its: Managing Member

214 Carnegie Center, Suite 300, Princeton, NJ, 08540
P: 609-514-4744   F: 609-514-8554
www.dermasciences.com

BROADFIN HEALTHCARE MASTER FUND, LTD.



_____

By: Kevin Kotler
Its: Director

BROADFIN HEALTHCARE FUND, L.P.
By: Broadfin Advisors, LLC, its General Partner

_____

By: Kevin Kotler
Its: Managing Member

BROADFIN HEALTHCARE OFFSHORE FUND, LTD

_____

By: Kevin Kotler
Its: Director

BROADFIN ADVISORS, LLC

_____

By: Kevin Kotler
Its: Managing Member

_____

Kevin Kotler

214 Carnegie Center, Suite 300, Princeton, NJ, 08540
P: 609-514-4744   F: 609-514-8554
www.dermasciences.com